UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update on Asset Purchase Agreement (“APA”) between Genius Group Ltd (“the Company”, or “GNS”) and Entrepreneur Resorts Ltd (“ERL”)

On June 10, 2025, the Company announced it had entered into an asset purchase agreement with ERL for the purchase and re-integration of the assets of ERL, encompassing its ERL’s entrepreneur cafés and resorts by the Company. The Company is now providing an update on the progress of the transaction.

The Company has obtained shareholder approval and board approval for the transaction. It has also received Supplement Listing Application (SLAP) approval from the New York Stock Exchange (NYSE) for the issuance of the ordinary shares of GNS as consideration for the purchase of the assets, and GNS has instructed its transfer agent to hold the shares in escrow while awaiting the receipt from ERL of approval of the transaction by its ERL’s shareholders.

ERL has notified GNS that it is holding an Extraordinary General Meeting (“EGM”) on July 30, 2025 to approve the APA. ERL is working with Upstream Exchange to send notification to all ERL shareholders registered with ERL and ERLR shares on Upstream Exchange, together with the process to vote in the upcoming EGM.

In the event that ERL receives shareholder approval on the EGM, all GNS shareholders who received ERL shares as a dividend at the time of the spinoff of ERL in 2023 will be entitled to three GNS shares for each ERL share they hold. This includes all holders of ERL or ERLR shares on Upstream Exchange and includes all GNS shareholders who never claimed their shares at the time of the spinoff. The Company will not be listing its shares on the Upstream Exchange.

After July 30, 2025, GNS will provide another update, together with the process by which the share count will take place, the process by which shareholders will be identified and the process by which GNS shares will be exchanged with ERL shares and distributed.

Once ERL shareholders give approval, the shares held by GNS’s transfer agent will be transferred into ERL’s ownership and ERL will distribute the shares based on the share count and proof of ownership of its shareholders. GNS shares will be restricted for six months under Rule 144 of the Securities Act of 1933.

All shareholder enquiries related to this matter can be directed to investor@geniusgroup.ai.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 15, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)